

August 31, 2010

Mr. Peter S. Hathaway
Executive Vice President and Chief Financial Officer
JDA Software Group, Inc.
14400 North 87th Street
Scottsdale, Arizona 85260

>   **Re: JDA Software Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 16, 2010**
>   **File No. 000-27876**

Dear Mr. Hathaway:

Further to our comment letter dated August 30, 2010, we have the following comment in connection with the above-referenced filing. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 5. Goodwill and Other Intangibles, Net

General

1.   We note from your Form 10-K for the year ended December 31, 2007 that effective January 1, 2008, you changed the estimated useful life of certain customer list intangible assets acquired from Manugistics, from 13 years to 8 years to reflect current trends in attrition. You disclosed a higher than expected attrition rate in the customer group acquired from Manugistics during the first 18 months subsequent to the acquisition but found no indication of impairment of the acquired customer group as of December 31, 2007. Please provide us with further support for your conclusion that supports non-

impairment of your customer list intangible assets at December 31, 2007 through the most recent reporting date ended June 30, 2010.   Additionally, please tell us how the values of the Manugistics customer lists were allocated to your reportable business segments and if there have been any changes in that allocation through June 30, 2010. Finally, if there has been a material risk of impairment in any prior reporting period, please tell us how this was addressed in your critical accounting policy disclosures.

You may contact the undersigned at (202) 551-3406 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Patrick Gilmore
Accounting Branch Chief